Ebix, Inc.

One Ebix Way

Johns Creek, GA 30097

April 9, 2020

Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Ebix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Form 8-K filed March 2, 2020
File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company”) received a Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated March 12, 2020, regarding the above-referenced filing. The Comment Letter requested that the Company respond within ten business days or advise the Staff when the Company will respond. The Company requested an additional ten business days in a letter dated March 19, 2020 and told the Staff that it will respond to the Comment Letter on or before April 9, 2020. Due to various issues, related to the Coronavirus as well as certain personnel changes, the Company requests an additional five business days to respond to the Comment Letter. The Company hereby advises the Staff that it will respond to the Comment Letter on or before April 16, 2020. The Company appreciates the Staff’s willingness to allow for the additional time.

Please do not hesitate to contact me at (678) 281-2031.

Sincerely,

/s/ Robin Raina

Robin Raina

Chief Executive Officer

cc:	Charles M. Harrell, General Counsel